Exhibit 99.1

Investor Relations Contact:
Mike Saviage
Adobe Systems Incorporated
408 536.4416
ir@adobe.com

Public Relations Contact:
Holly Campbell
Adobe Systems Incorporated
408 536.6401
campbell@adobe.com

Adobe Systems Reports Strong Q3 Revenue and Earnings

Continued Momentum for Creative Suite and Acrobat Products Drives 27 Percent Revenue Growth

SAN JOSE, Calif. — September 20, 2004 — Adobe Systems Incorporated (NASDAQ: ADBE) today reported financial results for its third quarter ended September 3, 2004.

In the third quarter of fiscal 2004, Adobe achieved revenue of $403.7 million, compared to $319.1 million reported for the third quarter of fiscal 2003 and $410.1 million reported in the second quarter of fiscal 2004. On a year-over-year basis, this represents 27 percent revenue growth. Adobe's third quarter revenue target range, revised upward on August 2, 2004, was $380 to $400 million.

"We continue to perform exceptionally well against our strategy to deliver comprehensive platform solutions to our customers," said Bruce R. Chizen, president and chief executive officer. "Our business momentum continues in advance of major new product releases beginning in Q1."

GAAP diluted earnings per share for the third quarter of fiscal 2004 were $0.42. Non-GAAP diluted earnings per share, which does not include an investment loss from the company's venture program, were $0.43. Adobe's revised GAAP and non-GAAP third quarter earnings target range was $0.36 to $0.41 per share.

GAAP net income was $104.5 million for the third quarter of fiscal 2004, compared to $64.5 million reported in the third quarter of fiscal 2003, and $109.4 million in the second quarter of fiscal 2004. On a year-over-year basis, GAAP net income grew 62 percent.

Non-GAAP net income, which excludes, as applicable, a partial reversal of prior restructuring charges, and investment gains and losses, was $105.6 million for the third quarter of fiscal 2004, compared to $66.3 million in the third quarter of fiscal 2003, and $108.8 million in the second quarter of fiscal 2004. On a year-over-year basis, non-GAAP net income grew 59 percent.

GAAP diluted earnings per share for the third quarter of fiscal 2004 were $0.42 based on 247.1 million weighted average shares. This compares with GAAP diluted earnings per share of $0.27 reported in the third quarter of fiscal 2003, based on 240.5 million weighted average shares, and GAAP diluted earnings per share of $0.44 reported in the second quarter of fiscal 2004, based on 247.0 million weighted average shares.

Adobe's GAAP operating income was $140.3 million in the third quarter of fiscal 2004, compared to $92.2 million in the third quarter of fiscal 2003 and $141.8 million in the second quarter of fiscal 2004. As a percent of revenue, GAAP operating income in the third quarter of fiscal 2004 was 34.8 percent, compared to 28.9 percent in the third quarter of fiscal 2003 and 34.6 percent in the second quarter of fiscal 2004.

Adobe's non-GAAP operating income, which excludes, as applicable, a partial reversal of prior restructuring charges, was $140.3 million in the third quarter of fiscal 2004, compared to $91.8 million in the third quarter of fiscal 2003 and $141.8 million in the second quarter of fiscal 2004. As a percent of revenue, non-GAAP operating income in the third quarter of fiscal 2004 was 34.8 percent, compared to 28.8 percent in the third quarter of fiscal 2003 and 34.6 percent in the second quarter of fiscal 2004.

Company Provides Fourth Quarter Financial Targets

For the fourth quarter of fiscal 2004, the Company announced that it is targeting revenue of $400 to $415 million, a gross margin range of approximately 94 percent, and GAAP and non-GAAP operating margin ranges of 31 to 33 percent.

As a percent of revenue, Adobe is targeting fourth quarter expenses as follows:

> Research & Development – approximately 20 percent
> Sales & Marketing – approximately 32 to 34 percent
> General & Administrative – approximately 9 percent

In addition, Adobe is targeting its share count range to be between 249 and 250 million shares in the fourth quarter of fiscal 2004. The Company also is targeting other income in its fourth quarter to be approximately $3 million, and a tax rate of 26 percent. These targets lead to fourth quarter GAAP and non-GAAP earnings per share target ranges of $0.38 to $0.41.

The Company currently believes targeted non-GAAP earnings per share and non-GAAP operating margin results will not differ materially from targeted GAAP results.

The Adobe Board of Directors declared this quarter's cash dividend of $0.0125 per share, payable on October 12, 2004 to stockholders of record as of September 28, 2004.

Forward Looking Statements Disclosure

This press release contains forward looking statements, including those related to revenue, product releases, gross margin, operating margin, operating expenses, share count, tax rate, and earnings per share, which involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: adverse changes in general economic or political conditions in any of the major countries in which we do business, delays in development or shipment of our new products or major new versions of existing products, introduction of new products by existing and new competitors, difficulties in transitions to new business models or markets, changes in demand for application software, computers and printers, intellectual property disputes and litigation, changes to our distribution channel, the impact of malicious code, such as worms and viruses, on our computer network and applications, interruptions or terminations in our relationships with our turnkey assemblers, fluctuations in foreign currency exchange rates, changes in accounting rules, unanticipated changes in tax rates, market risks associated with our equity investments, and our inability to attract and retain key personnel. For further discussion of these and other risks and uncertainties, individuals should refer to the Company's SEC filings, including the 2003 annual report on Form 10-K and quarterly reports on Form 10-Q filed in 2004. The Company does not undertake an obligation to update forward looking statements.

About Adobe Systems Incorporated

Adobe helps people and businesses communicate better through its world-leading digital imaging, design and document technology platforms for consumers, creative professionals and enterprises. Adobe's revenue in its last fiscal year exceeded $1.2 billion. For more information about Adobe, visit www.adobe.com.

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Condensed Consolidated Statements of Income
(In thousands, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 3, 2004	August 29, 2003	September 3, 2004	August 29, 2003
Revenue:				
Products	$ 395,450	$ 312,633	$ 1,213,755	$ 917,538
Services and support	8,263	6,489	23,324	18,625
Total revenue	403,713	319,122	1,237,079	936,163
Total cost of revenue:				
Products	19,035	18,854	62,685	58,426
Services and support	4,534	3,223	12,321	9,369
Total cost of revenue	23,569	22,077	75,006	67,795
Gross profit	380,144	297,045	1,162,073	868,368
Operating Expenses:				
Research and development	80,072	68,814	231,196	203,892
Sales and marketing	122,939	106,134	380,854	309,874
General and administrative	36,819	30,321	104,608	90,857
Restructuring and other charges	—	(439)	—	(439)
Total operating expenses	239,830	204,830	716,658	604,184
Operating income	140,314	92,215	445,415	264,184
Non-operating income (loss):				
Investment loss	(1,494)	(2,996)	(1,652)	(13,254)
Interest and other income	2,343	2,958	11,502	10,492
Total non-operating income (loss)	849	(38)	9,850	(2,762)
Income before income taxes	141,163	92,177	455,265	261,422
Provision for income taxes	36,702	27,653	118,368	78,427
Net income	$ 104,461	$ 64,524	$ 336,897	$ 182,995
Basic net income per share	$ 0.44	$ 0.28	$ 1.41	$ 0.79
Shares used in computing basic net income per share	238,471	233,364	238,491	232,288
Diluted net income per share	$ 0.42	$ 0.27	$ 1.37	$ 0.77
Shares used in computing diluted net income per share	247,113	240,495	246,749	238,592

4

Condensed Consolidated Balance Sheets
(In thousands, except per share data)
(Unaudited)

	September 3, 2004	November 28, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 198,700	$ 189,917
Short-term investments	941,072	906,616
Trade receivables	110,573	146,311
Other receivables	26,518	27,731
Deferred income taxes	30,113	35,875
Other current assets	26,595	22,578
Total current assets	1,333,571	1,329,028
Property and equipment, net	89,029	77,007
Goodwill	110,260	95,971
Purchased and other intangibles, net	14,200	15,318
Investment in lease receivable	126,800	—
Other assets	46,948	37,721
Total assets	$ 1,720,808	$ 1,555,045
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade and other payables	$ 36,661	$ 37,437
Accrued expenses	169,724	160,009
Income taxes payable	176,691	193,484
Deferred revenue	47,148	45,600
Total current liabilities	430,224	436,530
Other long-term liabilities	5,097	—
Deferred income taxes, long-term	59,731	17,715
Stockholders' equity:		
Common stock, $0.0001 par value	29,576	29,576
Additional paid-in-capital	1,006,431	874,126
Retained earnings	2,128,353	1,800,398
Accumulated other comprehensive loss	(558)	(999)
Treasury stock at cost, net of re-issuances	(1,938,046)	(1,602,301)
Total stockholders' equity	1,225,756	1,100,800
Total liabilities and stockholders' equity	$ 1,720,808	$ 1,555,045

Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended	
	September 3, 2004	August 29, 2003
Cash flows from operating activities:		
Net income	$ 104,461	$ 64,524
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	14,828	12,182
Stock compensation expense	47	660
Deferred income taxes	10,243	9,547
Provision for (recovery of) losses on receivables	190	(16)
Tax benefit from employee stock option plans	11,545	2,244
Net losses on sales and impairments of investments	2,043	2,996
Changes in operating assets and liabilities:		
Receivables	6,254	17,552
Other current assets	1,006	(5,262)
Trade and other payables	3,528	(9,236)
Accrued expenses	(18,450)	(5,795)
Accrued restructuring charges	(60)	(1,396)
Income taxes payable	22,443	9,495
Deferred revenue	2,368	(412)
Net cash provided by operating activities	160,446	97,083
Cash flows from investing activities:		
Purchases of short-term investments	(253,685)	(153,807)
Maturities and sales of short-term investments	378,886	83,742
Acquisitions of property and equipment	(14,417)	(7,682)
Purchases of long-term investments and other assets	(7,954)	(5,059)
Investment in lease receivable	(126,800)	—
Net cash used for investing activities	(23,970)	(82,806)
Cash flows from financing activities:		
Purchase of treasury stock	(222,683)	(39,187)
Proceeds from issuance of treasury stock	69,247	31,140
Payment of dividends	(2,991)	(2,916)
Net cash used for financing activities	(156,427)	(10,963)
Effect of foreign currency exchange rates on cash and cash equivalents	(13)	(684)
Net increase (decrease) in cash and cash equivalents	(19,964)	2,630
Cash and cash equivalents at beginning of period	218,664	141,831
Cash and cash equivalents at end of period	$ 198,700	$ 144,461

Non-GAAP Results
(In thousands, except per share data)

The following table shows the Company's non-GAAP results reconciled to GAAP results included in this release. The Company's non-GAAP results do not, as applicable, include restructuring and other charges or investment gains and losses.

	Three Months Ended					
	September 3, 2004		August 29, 2003		June 4, 2004	
GAAP operating income	$	140,314	$	92,215	$	141,839
Restructuring and other charges		—		(439)		—
Non-GAAP operating income	$	140,314	$	91,776	$	141,839
GAAP net income	$	104,461	$	64,524	$	109,401
Restructuring and other charges, net of tax		—		(307)		—
Investment (gain) loss, net of tax		1,106		2,097		(646)
Non-GAAP net income	$	105,567	$	66,314	$	108,755
Diluted net income per share:						
GAAP net income	$	0.42	$	0.27	$	0.44
Restructuring and other charges, net of tax		—		0.00		—
Investment loss, net of tax		0.01		0.01		0.00
Non-GAAP net income	$	0.43	$	0.28	$	0.44
Shares used in computing diluted net income per share		247,113		240,495		246,973

Adobe continues to provide all information required in accordance with GAAP, but it believes that evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only GAAP financial measures. Accordingly, Adobe uses non-GAAP financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. Adobe's management does not itself, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Adobe presents such non-GAAP financial measures in reporting its financial results to provide investors with an additional tool to evaluate Adobe's operating results in a manner that focuses on what Adobe believes to be its ongoing business operations. Adobe's management believes it is useful for itself and investors to review both GAAP information that includes charges and investment gains and losses discussed below and the non-GAAP measures that exclude such charges and investment gains and losses in order to assess the performance of Adobe's business and for planning and forecasting in subsequent periods.

Adobe's non-GAAP operating income excludes, as applicable, restructuring and other charges. Non-GAAP net income and non-GAAP diluted earnings per share exclude, as applicable, restructuring and other charges and investment gains and losses. Management believes that the inclusion of these non-GAAP financial measures provides consistency and comparability with past reports of financial results and has historically provided comparability to similar companies in Adobe's industry, many of which present the same or similar non-GAAP financial measures to investors. Whenever Adobe uses such a non-GAAP financial measure, it provides a reconciliation of the non-GAAP financial measure to the most closely applicable GAAP financial measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure as detailed above.

Adobe excludes restructuring and other charges, including (i) employee severance and other termination benefits, (ii) lease termination costs and other expenses associated with exiting facilities, and (iii) other costs associated with terminating contracts, from its non-GAAP financial measure of operating income and net income. Adobe's management does not consider these restructuring costs as a normal component of its expenses related to ongoing operations as such charges have occurred only periodically and have not been directly linked to the level of Adobe's business activities in the quarter in which such charges occur. As a result, Adobe's management believes it is useful for itself and investors to review both GAAP information that includes such charges and non-GAAP measures of operating income and net income that exclude these charges to have a better understanding of the overall performance of Adobe's ongoing business operations and its performance in the periods presented.

In accordance with GAAP, Adobe records investment gains and losses from its venture program. These charges are otherwise unrelated to Adobe's ongoing business operations and are excluded from its non-GAAP financial information.